Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grifols, S.A.

We consent to the use of our report dated March 31, 2017, with respect to the consolidated balance sheets of Grifols, S.A. (“Grifols”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference.

/s/ KPMG Auditores S.L.
Barcelona, Spain
December 29, 2017